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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

CRITICAL THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
22674T 10 5
(CUSIP Number)
DAVE MARKLAND
PROSPECT VENTURE PARTNERS
435 TASSO STREET, SUITE 200
PALO ALTO, CALIFORNIA 94301
TELEPHONE: (650) 470-8116
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 1, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS Prospect Venture Partners III, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
(1) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS Prospect Management Co. III, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS David Schnell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS Alexander E. Barkas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS Russell C. Hirsch

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS James B. Tananbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, United States of America

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		798,358 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

798,358 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

798,358 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.85%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2) Warrant to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by PVP III, however, they disclaim beneficial ownership of the shares held by the PVP III, except to the extent of their pecuniary interests therein.
(3) This percentage is calculated based upon 43,125,425 shares of the Issuer’s common stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2007.

Item 1. Security and Issuer
This Amendment No. 1 (the “Schedule 13D/A”) amends the statement on Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “Commission”) on February 14, 2006 by Prospect Venture Partners III, L.P., a Delaware limited partnership (“PVP III”), Prospect Management Co. III, L.L.C., a Delaware limited liability company (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “Reporting Persons”). This Schedule 13D/A relates to the shares of Common Stock, par value $0.001 per share (“Common Stock”), of Critical Therapeutics, Inc., a Delaware corporation (the “Issuer”) and is being filed by the Reporting Persons to report the open market sales of securities owned by the Reporting Persons, as described in Item 5 below. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased. The Schedule 13D/A is amended as follows and, except as otherwise provided herein, all items of the Schedule 13D remain unchanged.
Item 5. Interest in Securities of the Issuer
“Item 5. Interest in Securities of the Issuer” of the Schedule 13D is hereby amended and restated in its entirety as follows:
The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of June 14, 2007:

		Warrants		Shared	Sole	Shared
	Shares Held	Held	Sole Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Reporting Persons	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)
Prospect Venture Partners III, L.P.	0	798,358	0	798,358	0	798,358	798,358	1.85%
Prospect Management Co. III, L.L.C. (1)	0	0	0	798,358	0	798,358	798,358	1.85%
David Schnell (1)	0	0	0	798,358	0	798,358	798,358	1.85%
Alexander E. Barkas (1)	0	0	0	798,358	0	798,358	798,358	1.85%
Russell C. Hirsch (1)	0	0	0	798,358	0	798,358	798,358	1.85%
James B. Tananbaum (1)	0	0	0	798,358	0	798,358	798,358	1.85%

(1)	PMC III serves as the general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum serve as Managing Directors of PMC III and share voting and dispositive power over the shares held by PVP III, however they disclaim beneficial ownership of the warrants held by PVP III, except to the extent of their pecuniary interest therein.

(2)	This percentage is calculated based upon 43,125,425 shares Common Stock outstanding (as of November 2, 2007), as set forth in the Issuer’s most recent 10-Q filed with the Commission on November 9, 2007.

(c) Since the date of the last sales reported on Schedule 13D, the Reporting Persons have sold the following shares of Common Stock in the open market:

	Shares Sold in the
Trade Date	Open Market	Price/Share
June 1, 2007	398,894	$2.8992
June 4, 2007	315,773	$2.7608
June 5, 2007	387,500	$2.6649
June 6, 2007	330,794	$2.6885
June 7, 2007	1,000	$2.68
June 8, 2007	288,000	$2.5021
June 11, 2007	2,400	$2.50
June 12, 2007	60,910	$2.3783
June 13, 2007	300,000	$2.2304
June 14, 2007	195,751	$2.2921
(d) Not applicable.
(e) As of June 1, 2007, the Reporting Persons ceased ownership of more than five percent of the shares of Common Stock.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2008
PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

/s/ Dave Markland

Dave Markland
Attorney-in-Fact
PROSPECT MANAGEMENT CO. III, L.L.C.

/s/ Dave Markland

Dave Markland
Attorney-in-Fact

/s/ Dave Markland

Dave Markland
Attorney-in-Fact for David Schnell

/s/ Dave Markland

Dave Markland
Attorney-in-Fact for Alexander E. Barkas

/s/ Dave Markland

Dave Markland
Attorney-in-Fact for Russell C. Hirsch

/s/ Dave Markland

Dave Markland
Attorney-in-Fact for James B. Tananbaum
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I
Managing Directors of Prospect Management Co. III, L.L.C.:
David Schnell, M.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing Director
Citizenship: United States of America
Alexander E. Barkas, Ph.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing Director
Citizenship: United States of America
Russell C. Hirsch, M.D. Ph.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing Director
Citizenship: United States of America
James B. Tananbaum, M.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing Director
Citizenship: United States of America